UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Scorpio Tankers Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y7542C130
(CUSIP Number)

Mr. Emanuele Lauro 9, Boulevard Charles III Monaco 98000 377-9798-5716 with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	Y7542C130

1.	NAME OF REPORTING PERSONS

Scorpio Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,406,735

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,406,735

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,406,735

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C130

1.	NAME OF REPORTING PERSONS

Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

298,010

8.	SHARED VOTING POWER

3,406,735

9.	SOLE DISPOSITIVE POWER

298,010

10.	SHARED DISPOSITIVE POWER	[_]

3,406,735

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,704,745

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y7542C130

1.	NAME OF REPORTING PERSONS

Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,854,536

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,854,536

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,854,536

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C130

1.	NAME OF REPORTING PERSONS

Scorpio Assets Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C130

1.	NAME OF REPORTING PERSONS

Scorpio Assets STNG Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C130

Explanatory Note:

This Amendment No. 1 to the Schedule 13D that was originally filed on May 15, 2020 (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”) of Scorpio Tankers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). This Amendment No. 1 is being filed to reflect transactions in the Common Shares by the Reporting Persons since the prior filing.

On July 2, 2020, Scorpio Assets STNG Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Assets STNG”) distributed via a dividend the 552,199 Common Shares it previously owned to Scorpio Assets Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Assets Holding”), which in turn distributed such shares via a dividend to Scorpio Holdings Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“Scorpio Holdings”). As a result, this Amendment No. 1 constitutes an exit filing for Scorpio Assets STNG and Scorpio Assets Holding, each of which no longer beneficially own any Common Shares.

Item 1.	Security and Issuer.

There are no material changes to the Schedule 13D.

Item 2.
Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of the following:

Scorpio Holdings;

Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands (“SSH”), and a wholly-owned subsidiary of Scorpio Holdings;

Scorpio Assets Holding, a wholly-owned subsidiary of Scorpio Holdings;

Scorpio Assets STNG, a wholly-owned subsidiary of Scorpio Assets Holding; and

Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings (“Ms. Lolli-Ghetti”, and together with Scorpio Holdings, SSH, Scorpio Assets Holding and Scorpio Assets STNG, the “Reporting Persons”).

Ms. Lolli-Ghetti may be deemed the beneficial owner of approximately 6.4% of the Issuer’s outstanding Common Shares, Scorpio Holdings may be deemed the beneficial owner of approximately 5.9% of the Issuer’s outstanding Common Shares, SSH may be deemed the beneficial owner of approximately 4.9% of the Issuer’s outstanding Common Shares, and Scorpio Assets Holding and Scorpio Assets STNG may be deemed the beneficial owners of 0.0% of the Issuer’s outstanding Common Shares.

The principal business of Scorpio Holdings is acting as a holding company for SSH, Scorpio Assets Holding, Scorpio Assets STNG and certain other companies.

The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels, including to the Issuer and unaffiliated third parties.

The principal business of Scorpio Assets Holding and Scorpio Assets STNG is holding shares and/or other securities, directly or indirectly, in certain affiliated companies operating in the shipping industry.

The principal business address and principal office address of each of the Reporting Persons is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of the Reporting Persons, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the “Principals”) is set forth below.

Name	Principal Occupation and Employment (1)	Citizenship
Emanuele Lauro	Director and Chief Executive Officer of Scorpio Holdings, SSH, the Issuer, Scorpio Bulkers Inc., Hermitage Offshore Services Ltd., and other entities within the Scorpio group of companies.	Italy
Robert Bugbee	Director and President of Scorpio Holdings, SSH, the Issuer, Scorpio Bulkers Inc., Hermitage Offshore Services Ltd., and other entities within the Scorpio group of companies.	Britain
Cameron Mackey
Director and Chief Operating Officer of Scorpio Holdings, SSH, the Issuer, Hermitage Offshore Services Ltd., and other entities within the Scorpio group of companies, and Chief Operating Officer of Scorpio Bulkers Inc.

USA
Filippo Lauro
Director and Vice President of Scorpio Holdings, SSH, and other entities within the Scorpio group of companies, and Vice President of the Issuer, Scorpio Bulkers Inc., and Hermitage Offshore Services Ltd.

Italy
Brian Lee	Chief Financial Officer of Scorpio Holdings, SSH, the Issuer, and other entities within the Scorpio group of companies.	USA
Rosada Guglielmi	Director of Scorpio Assets Holding and Scorpio Assets STNG, and other entities within the Scorpio group of companies.	Italy

(1)  The business address of the Principals, Scorpio Bulkers Inc., and other entities within the Scorpio group of companies is 9 Boulevard Charles III, MC 98000, Monaco. The business address of Hermitage Offshore Services Ltd. is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and, to the best of their knowledge, the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

Between June 26, 2020 and December 22, 2020, SSH acquired an aggregate of 748,896 Common Shares in open market transactions using funds from working capital.

Item 4.	Purpose of Transaction. There are no material changes to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a,b)
According to the Issuer’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 5, 2020, the Issuer has 58,000,147 Common Shares outstanding. Based on the foregoing, as of the date of this filing:

Ms. Lolli-Ghetti may be deemed the beneficial owner of 3,704,745 Common Shares, representing approximately 6.4% of the Issuer’s outstanding Common Shares and Scorpio Holdings may be deemed the beneficial owner of 3,406,735 Common Shares, representing approximately 5.9% of the Issuer’s outstanding Common Shares. Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of 3,406,735 of these Common Shares. Ms. Lolli-Ghetti has the sole power to vote and dispose of 298,010 Common Shares.

SSH may be deemed the beneficial owner of 2,854,536 Common Shares, representing approximately 4.9% of the Issuer’s outstanding Common Shares. SSH, Scorpio Holdings and Ms. Lolli-Ghetti have the shared power to vote and dispose of these Common Shares.

Scorpio Assets Holding and Scorpio Assets STNG may be deemed the beneficial owners of 0 Common Shares, representing 0.0% of the Issuer’s outstanding Common Shares.

As of the date of this filing, the Principals may be deemed to be the beneficial owners of an aggregate of 5,056,041 Common Shares, with the sole power to vote and dispose of the Common Shares that each Principal respectively owns.

(c)	To the best of the Reporting Persons’ knowledge, transactions in the Common Shares effected by the Reporting Persons during the past 60 days are set forth on Exhibit A-1 to this Amendment No. 1.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the Principals.

(e)	Each of Scorpio Assets Holding and Scorpio Assets STNG no longer beneficially own any Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no material changes to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following: Exhibit A-1 – Information with Respect to Transactions Effected

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2020

SCORPIO HOLDINGS LIMITED*

By:	/s/ Filippo Lauro
Name: Filippo Lauro
Title: Director and Vice President

SCORPIO SERVICES HOLDING LIMITED*

By:	/s/ Filippo Lauro
Name: Filippo Lauro
Title: Director and Vice President

SCORPIO ASSETS HOLDING LIMITED*

By:	/s/ Rosada Guglielmi
Name: Rosada Guglielmi
Title: Director

SCORPIO ASSETS STNG LIMITED*

By:	/s/ Rosada Guglielmi
Name: Rosada Guglielmi
Title: Director

ANNALISA LOLLI-GHETTI*

/s/ Annalisa Lolli-Ghetti

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A-1

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Reporting Person	Date of Transaction	Average Price per Common Share	Type of Transaction	Number of Common Shares Purchased
SSH	December 21, 2020	$10.81	Open Market Purchase	210,000
SSH	December 22, 2020	$10.65	Open Market Purchase	35,000